Filed by AOL Time Warner Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                           America  Online,  Inc. and Time Warner Inc.
                           Commission File No. 333-30184

THE FOLLOWING ARE QUESTIONS AND ANSWERS THAT AMERICA ONLINE, INC. HAS PROVIDED TO ITS PROXY SOLICITOR, CORPORATE INVESTOR COMMUNICATIONS, INC., FOR RESPONDING TO QUESTIONS FROM AMERICA ONLINE SHAREHOLDERS.

Q:  Why are America Online and Time Warner proposing this merger?

A: We are proposing the merger because we believe the combined strengths of our two companies will enable us to build the world's preeminent, fully integrated media and communications company. The merger will combine Time Warner's broad array of media, entertainment and news brands and its technologically advanced broadband delivery systems with America Online's extensive Internet franchises, technology and infrastructure to create a new company capable of enhancing consumers' access to the broadest selection of high-quality content and interactive services. By combining the leading interactive services and media companies, AOL Time Warner will create the potential for stronger operating and financial results than either company could achieve on its own.

Q: What happens to my AOL stock after the merger?

A: Upon completion of the merger, America Online stockholders will receive one share of AOL Time Warner common stock in exchange for each share of America Online stock they own. Time Warner common stockholders will receive 1.5 shares of AOL Time Warner common stock in exchange for each share of Time Warner stock they own. It is intended that the merger will be effected on a tax-free basis to stockholders.

If you own your shares in Street name, your broker will handle the exchange of shares on your behalf after the merger has closed. If you are a registered shareholder and hold stock certificates for AOL in your own name, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of AOL Time Warner.

Q: When is the merger expected to close?

A: We expect the merger to close in the fall of 2000.

Q. What trading symbol will the new company use?

A: We intend to apply to list the AOL Time Warner common stock on the New York Stock Exchange under the symbol "AOL."

Q. Does this merger require stockholder approval?

A: Yes, this merger requires approval of stockholders of both America Online and Time Warner.

For America Online, the affirmative vote of the holders of a majority of the outstanding shares is required. For Time Warner, the affirmative vote of a majority of the voting power of the outstanding shares of Time Warner's common stock and preferred stock voting together as one group is required.

Q: What other approvals are required?

A: In addition to stockholder approval, the merger will require U.S. and international antitrust approvals and other regulatory approvals, including from the Federal Communications Commission and local and state authorities to transfer TV station and cable system licenses.

Q: What if I don't vote?

A: If you do not respond by voting your proxy by phone, by the Internet, or by mail, it will have the same effect as voting against the merger.

Q: Can America Online or Time Warner adjust the exchange ratio in response to changes in the market price of either stock?

A: No. The ratios at which America Online and Time Warner shares will be converted to AOL Time Warner shares are fixed, and there will be no adjustment for changes in the market price of either stock. Neither party is permitted to walk away from the merger or to resolicit stockholders solely because of changes in the market price of either party's stock.

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We  urge  you to read  the  Joint  Proxy  Statement-Prospectus,  which  contains important information and is available for free at the SEC's Web site at www.sec.gov. You also can get a free copy of this document as well as documents that are incorporated by reference into the Joint Proxy Statement-Prospectus, for AOL stockholders, by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: 1-888-809-6263, e-mail: AOL IR@aol.com, or, for Time Warner stockholders, by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention:
Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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